**Exhibit 99.1**



# John R. Buran, President and CEO Commentary

## Flushing Financial Corporation Reports 2Q21 GAAP EPS of $0.61 and Record Core EPS of $0.73
### Board of Directors Increases Share Repurchase Authorization

"Our successful deposit strategy, the integration of Empire National Bank and the reopening of the New York metro area, resulted in a strong quarter for our Company. Quarterly GAAP EPS of $0.61 resulted in an increase of 2% over the prior quarter. We achieved record core EPS of $0.73, up 103% YoY and 35% QoQ. Importantly, we recognized GAAP ROAA and ROAE of 0.93% and 11.95%, respectively, and record core ROAA and ROAE of 1.11% and 14.27%, respectively."

"We delivered on our strategic objective of optimizing the cost of funds. The cost of funds decreased four basis points from the prior quarter while the average deposit mix continued to improve with both non-interest bearing and core deposits increasing 8% and 5% (not annualized), respectively. The fifth consecutive quarter of record net interest income equaled $61.0 million, despite total assets remaining flat. We also performed well against our strategic objective to obtain appropriate risk adjusted returns as credit quality improved due to non-performing assets decreasing 17% QoQ."

**- John R. Buran, President and CEO**

**Empire Exceeding Expectations.** "The results of the acquisition of Empire National Bank have exceeded our expectations. When the acquisition was announced, tangible book value earn back was modeled at 3.4 years. Our tangible book value per share as of June 30, 2021 totaling $20.51 exceeds the tangible book value per share of $20.22 as of September 30, 2020, the reported value when the deal closed and the tangible book value per share of $19.62 as of September 30, 2019, the reported value when the deal was announced. This accomplishment provided investors with an earn back of 9 months as management actions to achieve targeted cost saves and improved NIM were successful despite the COVID-19 pandemic and subsequent delays."

**Strong Capital; Increased Share Repurchase Authorization.** "The capital ratios increased during the quarter with TCE/TA increasing to 7.80%. The Board of Directors authorized an increase of 1 million shares to our current share repurchase program, which now totals nearly 1.3 million shares and had no expiration. With our history of a low inherent risk business model, low loan to values for our real estate loans along with improved credit metrics, we are confident in our ability to support an increased stock repurchase program."

## 2Q21 Key Financial Metrics[1]

| | 2Q21 | 1Q21 | 4Q20 | 3Q20 | 2Q20 |
|---|---|---|---|---|---|
| **GAAP:** | | | | | |
| EPS | $0.61 | $0.60 | $0.11 | $0.50 | $0.63 |
| ROAA (%) | 0.93 | 0.93 | 0.18 | 0.81 | 1.01 |
| ROAE (%) | 11.95 | 12.29 | 2.27 | 9.94 | 13.11 |
| NIM FTE (%) | 3.14 | 3.18 | 3.08 | 3.00 | 2.87 |
| **Core:** | | | | | |
| EPS | $0.73 | $0.54 | $0.58 | $0.56 | $0.36 |
| ROAA (%) | 1.11 | 0.83 | 0.92 | 0.91 | 0.57 |
| ROAE (%) | 14.27 | 10.96 | 11.67 | 11.22 | 7.39 |
| Core NIM FTE (%) | 3.14 | 3.06 | 3.03 | 2.98 | 2.89 |
| Efficiency Ratio (%) | 53.4 | 58.6 | 57.6 | 55.4 | 54.9 |
| **Credit Quality:** | | | | | |
| NPAs/Loans&REO (%) | 0.26 | 0.31 | 0.31 | 0.42 | 0.34 |
| LLRs/Loans (%) | 0.64 | 0.67 | 0.67 | 0.65 | 0.61 |
| LLRs/NPLs (%) | 242.55 | 212.87 | 214.27 | 154.66 | 181.84 |
| NCOs/Avg Loans (%) | 0.05 | 0.17 | 0.04 | 0.06 | 0.07 |
| **Balance Sheet:** | | | | | |
| Avg Loans ($B) | $6.7 | $6.7 | $6.4 | $5.9 | $5.9 |
| Avg Dep ($B) | $6.5 | $6.3 | $5.5 | $5.0 | $5.0 |
| Book Value/Share | $21.16 | $20.65 | $20.11 | $20.78 | $20.27 |
| Tangible BV/Share | $20.51 | $19.99 | $19.45 | $20.22 | $19.71 |
| TCE/TA (%) | 7.80 | 7.60 | 7.52 | 8.10 | 7.78 |

[1] See "Reconciliation of GAAP Earnings and Core Earnings" and "Reconciliation of GAAP Net Interest Margin to Core and Base Net Interest Income and Net Interest Margin."

## 2Q21 Highlights

- Record net interest income up 0.2% QoQ and 25.3% YoY to $61.0 million, while core net interest income was up 4.4% QoQ and 24.6% YoY to $61.1 million due to continued improvement in funding costs, increased prepayment penalty income, and net PPP fees

- Net interest margin declined 4 bps QoQ, but rose 27 bps YoY to 3.14%, and core net interest margin was up 8 bps QoQ and 25 bps YoY to 3.14% primarily due to an improvement in funding costs and a rise in prepayment penalty income

- Period end loans, excluding PPP, rose 0.4% QoQ and 10.7% YoY; loan closings were $324.4 million in 2Q21, up 0.5% QoQ and 38.8% YoY

- Average deposits rose 3.6% QoQ and 29.1% YoY to $6.5 billion, with core deposits 84% of total average deposits

- Loan pipeline rose 39.2% YoY to $432.6 million

- Benefit for credit losses of $1.6 million due to an improving economic outlook; strong LTVs, and improving credit metrics; net charge-offs were $0.9 million or 5 bps of average loans in 2Q21

- NPAs fell 17% QoQ to $17.6 million; criticized and classified assets increased 9.6% to $69.2 million (representing 1.03% of loans)

- Tangible Common Equity to Tangible Assets improved to 7.80% from 7.60% in 1Q21

| **Income Statement Highlights** | | | | | | | |
|---|---|---|---|---|---|---|---|
| ($000s, except EPS) | 2Q21 | 1Q21 | 4Q20 | 3Q20 | 2Q20 | Y/Y Change | Q/Q Change |
| Net Interest Income | $61,039 | $60,892 | $55,732 | $49,924 | $48,717 | 25.3 % | 0.2 % |
| (Benefit) Provision for Credit Losses | (1,598) | 2,820 | 3,862 | 2,470 | 9,619 | (116.6) | (156.7) |
| Non-interest Income (Loss) | (3,210) | 6,311 | (1,181) | 1,351 | 13,737 | (123.4) | (150.9) |
| Non-interest Expense | 34,011 | 38,159 | 46,811 | 29,985 | 28,755 | 18.3 | (10.9) |
| Income Before Income Taxes | 25,416 | 26,224 | 3,878 | 18,820 | 24,080 | 5.5 | (3.1) |
| Provision for Income Taxes | 6,158 | 7,185 | 417 | 4,489 | 5,808 | 6.0 | (14.3) |
| Net Income | $19,258 | $19,039 | $3,461 | $14,331 | $18,272 | 5.4 | 1.2 |
| Diluted EPS | $0.61 | $0.60 | $0.11 | $0.50 | $0.63 | (3.2) | 1.7 |
| Avg. Diluted Shares (000s) | 31,677 | 31,604 | 30,603 | 28,874 | 28,867 | 9.7 | 0.2 |
| Core Net Income[1] | $22,994 | $16,973 | $17,784 | $16,168 | $10,297 | 123.3 | 35.5 |
| Core EPS[1] | $0.73 | $0.54 | $0.58 | $0.56 | $0.36 | 102.8 | 35.2 |

[1] See Reconciliation of GAAP Earnings and Core Earnings

**Net interest income** for 2Q21 was $61.0 million, an increase of 25.3% YoY and 0.2% QoQ.

- Net interest margin of 3.14%, increased 27 bps YoY, but declined 4 bps QoQ; there was no effect of the PPP loans on the NIM in 2Q21, but there was a drag on the NIM of 4 bps in 1Q21, 3 bps in 4Q20, 2 bps in 3Q20, and 1 bp in 2Q20; net purchase accounting accretion was $0.6 million in 2Q21, $0.9 million in 1Q21 and not meaningful in 4Q20

- Prepayment penalty income from loans and securities, net reversals and recoveries of interest from non-accrual loans, net gains (losses) from fair value adjustments on qualifying hedges, and purchase accounting accretion totaled $1.8 million (10 bps) in 2Q21, $3.3 million (17 bps) in 1Q21, $2.1 million (11 bps) in 4Q20, $1.7 million (11 bps) in 3Q20, and $0.4 million (2 bps) in 2Q20

- Excluding these items in the previous bullet, net interest margin improved to 3.04% in 2Q21 from 3.01% in 1Q21, 2.97% in 4Q20, 2.89% in 3Q20, and 2.85% in 2Q20, or an increase of 19 bps YoY and 3 bps QoQ

- Net PPP loan fees were $1.2 million (6 bps NIM impact) in 2Q21, an increase from $0.5 million (3 bps) in 1Q21, $0.4 million (2 bps) in 4Q20, $0.3 million (1 bp) in 3Q20, and $0.1 million (1 bp) in 2Q20

The Company recorded a **benefit for credit losses** of $1.6 million in 2Q21, compared to provisions for credit losses of $2.8 million in 1Q21 and $9.6 million in 2Q20.

- 2Q21 benefit for credit losses was driven by the improving economic outlook supported by the low LTVs and inherent risk in the real estate portfolio

- Net charge-offs were $0.9 million in 2Q21, an improvement from $2.9 million in 1Q21, but roughly stable from the $0.6 million in 4Q20, $0.8 million in 3Q20, and $1.0 million in 2Q20

**Non-interest income** for 2Q21 was a loss of $3.2 million, compared to income of $6.3 million in 1Q21 and income of $13.7 million in 2Q20.

- Non-interest income included net gains (losses) from fair value adjustments of $(6.5) million ($(0.15) per share, net of tax) in 2Q21, $1.0 million ($0.02 per share, net of tax) in 1Q21, $(4.1) million ($(0.11) per share, net of tax) in 4Q20, $(2.2) million ($(0.06) per share, net of tax) in 3Q20, and $10.2 million ($0.27 per share, net of tax) in 2Q20

- Absent all above items and other immaterial adjustments, non-interest income was $3.2 million in 2Q21, up 9.8% YoY, but down 31.7% QoQ as customer swap activity normalized after a strong 1Q21

**Non-interest expense** was $34.0 million in 2Q21, down from $38.2 million in 1Q21 and $46.8 million in 4Q20, but up from $30.0 million in 3Q20, and $28.8 million in 2Q20.

- 2Q21 non-interest expense includes $0.5 million of pre-tax merger benefits primarily related to a refund received from a data processing vendor ($(0.01) per share, net of tax)

- 1Q21 non-interest expense includes $1.0 million of pre-tax merger charges ($0.02 per share, net of tax); 1Q21 includes $3.3 million of seasonal compensation expense

**FFIC FLUSHING** Financial Corporation

- 4Q20 non-interest expense includes $5.3 million pre-tax merger charges ($0.14 per share, net of tax) and $7.8 million pre-tax debt prepayment penalties ($0.20 per share, net of tax)

- Non-interest expense includes merger charges of $0.4 million in 3Q20 and $0.2 million in 2Q20 ($0.01 per share, net of tax, for each period)

- Excluding the above items and other and immaterial adjustments, core operating expenses were $34.4 million in 2Q21, up 20.3% YoY, but down 7.3% QoQ

- The efficiency ratio improved to 53.4% in 2Q21, from 58.6% in 1Q21, 57.6% in 4Q20, 55.4% in 3Q20, and 54.9% in 2Q20

The **provision for income taxes** was $6.2 million in 2Q21, $7.2 million in 1Q21, $0.4 million in 4Q20, $4.5 million in 3Q20, and $5.8 million in 2Q20.

- The effective tax rate was 24.2% in 2Q21, 27.4% in 1Q21, 10.8% in 4Q20, 23.9% in 3Q20, and 24.1% in 2Q20

- The 2Q21 effective tax rate includes $0.8 million benefit for the state rate change; absent this benefit the effective tax rate would have been 27.2%

| ($000s, except per share data) | 2Q21 | 1Q21 | 4Q20 | 3Q20 | 2Q20 | Y/Y Change | Q/Q Change |
|---|---|---|---|---|---|---|---|
| **Balance Sheet, Credit Quality, and Capital Highlights** | | | | | | | |
| **Average Loans And Deposits** | | | | | | | |
| Loans | $6,687 | $6,700 | $6,376 | $5,904 | $5,946 | 12.5 % | (0.2)% |
| Deposits | 6,511 | 6,285 | 5,515 | 4,999 | 5,043 | 29.1 | 3.6 |
| **Credit Quality** | | | | | | | |
| Nonperforming Loans | $17,592 | $21,186 | $21,073 | $24,792 | $20,188 | (12.9)% | (17.0)% |
| Nonperforming Assets | 17,592 | 21,221 | 21,108 | 24,827 | 20,431 | (13.9) | (17.1) |
| Criticized and Classified Assets | 69,161 | 63,130 | 71,691 | 42,181 | 48,712 | 42.0 | 9.6 |
| Allowance for Credit Losses/Loans (%) | 0.64 | 0.67 | 0.67 | 0.65 | 0.61 | 3 bps | (3)bps |
| **Capital** | | | | | | | |
| Book Value/Share | $21.16 | $20.65 | $20.11 | $20.78 | $20.27 | 4.4 % | 2.5 % |
| Tangible Book Value/Share | 20.51 | 19.99 | 19.45 | 20.22 | 19.71 | 4.1 | 2.6 |
| Tang. Common Equity/Tang. Assets (%) | 7.80 | 7.60 | 7.52 | 8.10 | 7.78 | 2 bps | 20 bps |
| Leverage Ratio (%) | 8.50 | 8.44 | 8.38 | 9.03 | 8.64 | (14) | 6 |

**Average loans** were $6.7 billion, an increase of 12.5% YoY, but a decline of 0.2% QoQ.

- Total loan closings rose to $324.4 million in 2Q21, compared to $322.9 million in 1Q21, $316.0 million in 4Q20, $155.6 million in 3Q20, and $233.8 million in 2Q20

- The loan pipeline increased to $432.6 million at June 30, 2021, compared to $310.8 million a year ago

- SBA Paycheck Protection Program ("PPP") loans were $197.3 million at 2Q21, $251.0 million at 1Q21, $151.9 million at 4Q20, $111.6 million at 3Q20, and $93.2 million at 2Q20; forgiven PPP loans were $69.2 million in 2Q21 compared to $24.1 million in 1Q21; the SBA has up to 90 days to process forgiveness; remaining unamortized net PPP fees were $4.4 million

**Average Deposits** totaled $6.5 billion, rising 29.1% YoY and 3.6% QoQ.

- Average core deposits (non-CD deposits) rose to 84.0% of total average deposits (including escrow deposits) in 2Q21, compared to 76.5% a year ago

**Credit Quality;** Non-performing loans declined to $17.6 million in 2Q21, compared to $21.2 million in 1Q21 and $20.4 million in 2Q20.

- Non-performing assets totaled $17.6 million, down 17.1% QoQ, and 13.9% YoY

- Criticized and classified assets totaled $69.2 million at 2Q21, $63.1 million at 1Q21, $71.7 million at 4Q20, $42.2 million at 3Q20, and $48.7 million at 2Q20; the QoQ increase was primarily due to a rise in watch list loans; partially offset by a decline in classified loans

- Loans classified as troubled debt restructured (TDR) totaled $15.5 million versus $15.2 million at 1Q21 and $6.0 million a year ago
- Active COVID-19 forbearances totaled 69 loans with a principal balance of $245.8 million at June 30, 2021, with $163.3 million making interest payments and only $82.5 million (1.2% of loans) with full payment deferrals
- Over 85% of gross loans are collateralized by real estate and these loans have a loan-to-value ratio of 38% as of June 30, 2021
- Allowance for credit losses were 0.64% of loans at 2Q21 compared to 0.67% of loans at 1Q21 and 0.61% a year ago

**Capital;** Book value per common share increased to $21.16 at 2Q21, versus $20.65 at 1Q21 and $20.27 at 2Q20; tangible book value per common share, a non-GAAP measure, rose to $20.51 at 2Q21, compared to $19.99 at 1Q21 and $19.71 in 2Q20.

- The Company paid a dividend of $0.21 per share in 2Q21 and did not repurchase any shares in the quarter

- The Board of Directors increased the share repurchase authorization by 1 million shares; up to 1,284,806 shares remained subject to repurchase under the authorized stock repurchase program, which has no expiration or maximum dollar limit

- Tangible common equity to tangible assets was 7.80% at 2Q21 compared to 7.78% a year ago

- The Company and the Bank remain well capitalized under all applicable regulatory requirements

- The leverage ratio was 8.50% in 2Q21 versus 8.64% in 2Q20

| Conference Call Information And Third Quarter Earnings Release Date |
|---|

**Conference Call Information:**

- John R. Buran, President and Chief Executive Officer, and Susan K. Cullen, Senior Executive Vice President and Chief Financial Officer, will host a conference call tomorrow, Wednesday, July 28, 2021, at 9:30 AM (ET) to discuss the Company's second quarter 2021 results and strategy.

- Dial-in for Live Call: 1-877-509-5836

- Webcast: https://services.choruscall.com/links/ffic210728.html

- Dial-in for Replay: 1-877-344-7529

- Replay Access Code: 10151629

- The conference call will be simultaneously webcast and archived through July 28, 2022.

**Third Quarter 2021 Earnings Release Date:**

The Company plans to release Third Quarter 2021 financial results after the market close on October 26, 2021; conference call at 9:30 AM (ET) on October 27, 2021.

A detailed announcement will be issued prior to the third quarter's close confirming the date and time of the earnings release.

**About Flushing Financial Corporation**

Flushing Financial Corporation (Nasdaq: FFIC) is the holding company for Flushing Bank®, a New York State-chartered commercial bank insured by the Federal Deposit Insurance Corporation. The Bank serves consumers, businesses, professionals, corporate clients, and public entities by offering a full complement of deposit, loan, equipment finance, and cash management services through its banking offices located in Queens, Brooklyn, Manhattan, and on Long Island. As a leader in real estate lending, the Bank's experienced lending team creates mortgage solutions for real estate owners and property managers both within and outside the New York City metropolitan area. Flushing Bank is an Equal Housing Lender. The Bank also operates an online banking division consisting of iGObanking.com®, which offers competitively priced deposit products to consumers nationwide, and BankPurely®, an eco-friendly, healthier lifestyle community brand.

Additional information on Flushing Bank and Flushing Financial Corporation may be obtained by visiting the Company's website at http://www.flushingbank.com. Flushing Financial Corporation's earnings release and presentation slides will be available prior to the conference call at www.flushingbank.com under Investor Relations.

*"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:* Statements in this Press Release relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risk factors discussed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in other documents filed by the Company with the Securities and Exchange Commission from time to time. Forward-looking statements may be identified by terms such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "forecasts", "goals", "potential" or "continue" or similar terms or the negative of these terms. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company has no obligation to update these forward-looking statements.

*- Statistical Tables Follow -*

## FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES
## FINANCIAL HIGHLIGHTS
### (Unaudited)

| | At or for the three months ended | | | | | At or for the six months ended | |
|---|---|---|---|---|---|---|---|
| (Dollars in thousands, except per share data) | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 | June 30, 2021 | June 30, 2020 |
| **Performance Ratios** [1] | | | | | | | |
| Return on average assets | 0.93 % | 0.93 % | 0.18 % | 0.81 % | 1.01 % | 0.93 % | 0.47 % |
| Return on average equity | 11.95 | 12.29 | 2.27 | 9.94 | 13.11 | 12.11 | 5.95 |
| Yield on average interest-earning assets [2] | 3.69 | 3.77 | 3.82 | 3.84 | 3.81 | 3.73 | 3.89 |
| Cost of average interest-bearing liabilities | 0.66 | 0.69 | 0.86 | 0.98 | 1.09 | 0.67 | 1.41 |
| Cost of funds | 0.57 | 0.61 | 0.77 | 0.89 | 0.99 | 0.59 | 1.30 |
| Net interest rate spread during period [2] | 3.03 | 3.08 | 2.96 | 2.86 | 2.72 | 3.06 | 2.48 |
| Net interest margin [2] | 3.14 | 3.18 | 3.08 | 3.00 | 2.87 | 3.16 | 2.66 |
| Non-interest expense to average assets | 1.65 | 1.87 | 2.43 | 1.69 | 1.60 | 1.76 | 1.71 |
| Efficiency ratio [3] | 53.38 | 58.58 | 57.56 | 55.37 | 54.92 | 55.96 | 61.16 |
| Average interest-earning assets to average interest-bearing liabilities | 1.19 X | 1.18 X | 1.17 X | 1.16 X | 1.15 X | 1.19 X | 1.14 X |
| | | | | | | | |
| **Average Balances** | | | | | | | |
| Total loans, net | $ 6,686,888 | $ 6,700,476 | $ 6,375,516 | $ 5,904,051 | $ 5,946,412 | $ 6,693,644 | $ 5,870,640 |
| Total interest-earning assets | 7,790,174 | 7,667,217 | 7,243,472 | 6,675,896 | 6,809,835 | 7,729,035 | 6,764,846 |
| Total assets | 8,263,553 | 8,147,714 | 7,705,407 | 7,083,028 | 7,206,059 | 8,205,954 | 7,156,529 |
| Total due to depositors | 5,495,936 | 5,363,647 | 4,708,760 | 4,353,560 | 4,395,228 | 5,430,158 | 4,487,011 |
| Total interest-bearing liabilities | 6,532,891 | 6,477,871 | 6,169,574 | 5,731,899 | 5,912,774 | 6,505,534 | 5,932,350 |
| Stockholders' equity | 644,690 | 619,647 | 609,463 | 576,512 | 557,414 | 632,238 | 567,006 |
| | | | | | | | |
| **Per Share Data** | | | | | | | |
| Book value per common share [4] | $ 21.16 | $ 20.65 | $ 20.11 | $ 20.78 | $ 20.27 | $ 21.16 | $ 20.27 |
| Tangible book value per common share [5] | $ 20.51 | $ 19.99 | $ 19.45 | $ 20.22 | $ 19.71 | $ 20.51 | $ 19.71 |
| | | | | | | | |
| **Stockholders' Equity** | | | | | | | |
| Stockholders' equity | $ 655,167 | $ 639,201 | $ 618,997 | $ 586,406 | $ 571,921 | $ 655,167 | $ 571,921 |
| Tangible stockholders' equity | 634,959 | 618,839 | 598,476 | 570,571 | 556,086 | 634,959 | 556,086 |
| | | | | | | | |
| **Consolidated Regulatory Capital Ratios** | | | | | | | |
| Tier 1 capital | $ 697,591 | $ 679,343 | $ 662,987 | $ 630,380 | $ 617,620 | $ 697,591 | $ 617,620 |
| Common equity Tier 1 capital | 649,367 | 636,071 | 621,247 | 593,344 | 583,238 | 649,367 | 583,238 |
| Total risk-based capital | 823,494 | 806,922 | 794,034 | 740,499 | 726,291 | 823,494 | 726,291 |
| Risk Weighted Assets | 6,344,076 | 6,281,136 | 6,287,598 | 5,381,938 | 5,406,014 | 6,344,076 | 5,406,104 |
| | | | | | | | |
| Tier 1 leverage capital (well capitalized = 5%) | 8.50 % | 8.44 % | 8.38 % | 9.03 % | 8.64 % | 8.50 % | 8.64 % |
| Common equity Tier 1 risk-based capital (well capitalized = 6.5%) | 10.24 | 10.13 | 9.88 | 11.02 | 10.79 | 10.24 | 10.79 |
| Tier 1 risk-based capital (well capitalized = 8.0%) | 11.00 | 10.82 | 10.54 | 11.71 | 11.42 | 11.00 | 11.42 |
| Total risk-based capital (well capitalized = 10.0%) | 12.98 | 12.85 | 12.63 | 13.76 | 13.43 | 12.98 | 13.43 |
| | | | | | | | |
| **Capital Ratios** | | | | | | | |
| Average equity to average assets | 7.80 % | 7.61 % | 7.91 % | 8.14 % | 7.74 % | 7.70 % | 7.92 % |
| Equity to total assets | 8.03 | 7.83 | 7.76 | 8.30 | 7.98 | 8.03 | 7.98 |
| Tangible common equity to tangible assets [6] | 7.80 | 7.60 | 7.52 | 8.10 | 7.78 | 7.80 | 7.78 |
| | | | | | | | |
| **Asset Quality** | | | | | | | |
| Non-accrual loans [7] | $ 17,391 | $ 18,604 | $ 18,325 | $ 24,792 | $ 20,038 | $ 17,391 | $ 20,038 |
| Non-performing loans | 17,592 | 21,186 | 21,073 | 24,792 | 20,188 | 17,592 | 20,188 |
| Non-performing assets | 17,592 | 21,221 | 21,108 | 24,827 | 20,431 | 17,592 | 20,431 |
| Net charge-offs | 902 | 2,865 | 646 | 837 | 1,007 | 3,767 | 2,156 |
| | | | | | | | |
| **Asset Quality Ratios** | | | | | | | |
| Non-performing loans to gross loans | 0.26 % | 0.31 % | 0.31 % | 0.42 % | 0.34 % | 0.26 % | 0.34 % |
| Non-performing assets to total assets | 0.22 | 0.26 | 0.26 | 0.35 | 0.29 | 0.22 | 0.29 |
| Allowance for loan losses to gross loans | 0.64 | 0.67 | 0.67 | 0.65 | 0.61 | 0.64 | 0.61 |
| Allowance for loan losses to non-performing assets | 242.55 | 212.52 | 213.91 | 154.44 | 179.68 | 242.55 | 179.68 |
| Allowance for loan losses to non-performing loans | 242.55 | 212.87 | 214.27 | 154.66 | 181.84 | 242.55 | 181.84 |
| Net charge-offs to average loans | 0.05 | 0.17 | 0.04 | 0.06 | 0.07 | 0.11 | 0.07 |
| | | | | | | | |
| Full-service customer facilities | 25 | 25 | 25 | 20 | 20 | 25 | 20 |

(See footnotes on next page)

(1) Ratios are presented on an annualized basis, where appropriate.

(2) Yields are calculated on the tax equivalent basis using the statutory federal income tax rate of 21% for the periods presented.

(3) Efficiency ratio, a non-GAAP measure, was calculated by dividing non-interest expense (excluding merger expense, OREO expense, prepayment penalty on borrowings, the net gain/loss from the sale of OREO and net amortization of purchase accounting adjustments) by the total of net interest income (excluding net gains and losses from fair value adjustments on qualifying hedges and net amortization of purchase accounting adjustments) and non-interest income (excluding life insurance proceeds, net gains and losses from the sale or disposition of securities, assets and fair value adjustments).

(4) Calculated by dividing stockholders' equity by shares outstanding.

(5) Calculated by dividing tangible stockholders' common equity, a non-GAAP measure, by shares outstanding. Tangible stockholders' common equity is stockholders' equity less intangible assets (goodwill, net of deferred taxes). See "Calculation of Tangible Stockholders' Common Equity to Tangible Assets".

(6) See "Calculation of Tangible Stockholders' Common Equity to Tangible Assets".

(7) Excludes performing non-accrual TDR loans.

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF INCOME**
(Unaudited)

| | For the three months ended | | | | | For the six months ended | |
| | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 | June 30, 2021 | June 30, 2020 |
|---|---|---|---|---|---|---|---|
| *(In thousands, except per share data)* | | | | | | | |
| **Interest and Dividend Income** | | | | | | | |
| Interest and fees on loans | $ 67,999 | $ 69,021 | $ 66,120 | $ 60,367 | $ 60,557 | $ 137,020 | $ 121,666 |
| Interest and dividends on securities: | | | | | | | |
| Interest | 3,685 | 3,072 | 2,813 | 3,525 | 4,182 | 6,757 | 9,438 |
| Dividends | 7 | 8 | 8 | 9 | 11 | 15 | 26 |
| Other interest income | 51 | 36 | 30 | 13 | 22 | 87 | 312 |
| Total interest and dividend income | 71,742 | 72,137 | 68,971 | 63,914 | 64,772 | 143,879 | 131,442 |
| **Interest Expense** | | | | | | | |
| Deposits | 5,539 | 6,105 | 6,470 | 7,093 | 9,971 | 11,644 | 28,749 |
| Other interest expense | 5,164 | 5,140 | 6,769 | 6,897 | 6,084 | 10,304 | 13,150 |
| Total interest expense | 10,703 | 11,245 | 13,239 | 13,990 | 16,055 | 21,948 | 41,899 |
| **Net Interest Income** | 61,039 | 60,892 | 55,732 | 49,924 | 48,717 | 121,931 | 89,543 |
| (Benefit) provision for credit losses | (1,598) | 2,820 | 3,862 | 2,470 | 9,619 | 1,222 | 16,797 |
| **Net Interest Income After (Benefit) Provision for Credit Losses** | 62,637 | 58,072 | 51,870 | 47,454 | 39,098 | 120,709 | 72,746 |
| **Non-interest Income (loss)** | | | | | | | |
| Banking services fee income | 1,233 | 2,725 | 1,442 | 1,316 | 944 | 3,958 | 1,742 |
| Net gain (loss) on sale of securities | 123 | — | (610) | — | (54) | 123 | (91) |
| Net gain on sale of loans | 127 | 31 | 6 | — | — | 158 | 42 |
| Net gain on disposition of assets | — | 621 | — | — | — | 621 | — |
| Net gain (loss) from fair value adjustments | (6,548) | 982 | (4,129) | (2,225) | 10,205 | (5,566) | 4,212 |
| Federal Home Loan Bank of New York stock dividends | 500 | 689 | 734 | 874 | 881 | 1,189 | 1,845 |
| Life insurance proceeds | — | — | — | — | 659 | — | 659 |
| Bank owned life insurance | 1,009 | 997 | 1,016 | 923 | 932 | 2,006 | 1,875 |
| Other income | 346 | 266 | 360 | 463 | 170 | 612 | 589 |
| Total non-interest income (loss) | (3,210) | 6,311 | (1,181) | 1,351 | 13,737 | 3,101 | 10,873 |
| **Non-interest Expense** | | | | | | | |
| Salaries and employee benefits | 19,879 | 22,664 | 22,089 | 17,335 | 16,184 | 42,543 | 34,804 |
| Occupancy and equipment | 3,522 | 3,367 | 3,446 | 3,021 | 2,827 | 6,889 | 5,667 |
| Professional services | 1,988 | 2,400 | 2,463 | 2,064 | 1,985 | 4,388 | 4,847 |
| FDIC deposit insurance | 729 | 1,213 | 562 | 727 | 737 | 1,942 | 1,387 |
| Data processing | 1,419 | 2,109 | 3,411 | 1,668 | 1,813 | 3,528 | 3,507 |
| Depreciation and amortization | 1,638 | 1,639 | 1,579 | 1,542 | 1,555 | 3,277 | 3,091 |
| Other real estate owned/foreclosure (recoveries) expense | 22 | (10) | 95 | 240 | 45 | 12 | (119) |
| Prepayment penalty on borrowings | — | — | 7,834 | — | — | — | — |
| Other operating expenses | 4,814 | 4,777 | 5,332 | 3,388 | 3,609 | 9,591 | 7,951 |
| Total non-interest expense | 34,011 | 38,159 | 46,811 | 29,985 | 28,755 | 72,170 | 61,135 |
| **Income Before Income Taxes** | 25,416 | 26,224 | 3,878 | 18,820 | 24,080 | 51,640 | 22,484 |
| **Provision (benefit) for Income Taxes** | | | | | | | |
| Federal | 4,857 | 5,071 | 533 | 3,359 | 4,307 | 9,928 | 5,296 |
| State and local | 1,301 | 2,114 | (116) | 1,130 | 1,501 | 3,415 | 306 |
| Total taxes | 6,158 | 7,185 | 417 | 4,489 | 5,808 | 13,343 | 5,602 |
| **Net Income** | $ 19,258 | $ 19,039 | $ 3,461 | $ 14,331 | $ 18,272 | $ 38,297 | $ 16,882 |
| Basic earnings per common share | $ 0.61 | $ 0.60 | $ 0.11 | $ 0.50 | $ 0.63 | $ 1.21 | $ 0.58 |
| Diluted earnings per common share | $ 0.61 | $ 0.60 | $ 0.11 | $ 0.50 | $ 0.63 | $ 1.21 | $ 0.58 |
| Dividends per common share | $ 0.21 | $ 0.21 | $ 0.21 | $ 0.21 | $ 0.21 | $ 0.42 | $ 0.42 |
| Basic average shares | 31,677 | 31,604 | 30,603 | 28,874 | 28,867 | 31,641 | 28,860 |
| Diluted average shares | 31,677 | 31,604 | 30,603 | 28,874 | 28,867 | 31,641 | 28,860 |

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION**
(Unaudited)

| (Dollars in thousands) | June 30, 2021 | | March 31, 2021 | | December 31, 2020 | | September 30, 2020 | | June 30, 2020 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | | |
| Cash and due from banks | $ | 145,971 | $ | 174,420 | $ | 157,388 | $ | 75,560 | $ | 84,754 |
| Securities held-to-maturity: | | | | | | | | | | |
|    Mortgage-backed securities | | 7,904 | | 7,909 | | 7,914 | | 7,919 | | 7,924 |
|    Other securities | | 49,986 | | 49,912 | | 49,918 | | 50,252 | | 50,078 |
| Securities available for sale: | | | | | | | | | | |
|    Mortgage-backed securities | | 596,661 | | 518,781 | | 404,460 | | 386,235 | | 442,507 |
|    Other securities | | 224,784 | | 242,440 | | 243,514 | | 234,721 | | 232,803 |
| Loans | | 6,718,806 | | 6,745,316 | | 6,704,674 | | 5,941,398 | | 5,983,275 |
| Allowance for loan losses | | (42,670) | | (45,099) | | (45,153) | | (38,343) | | (36,710) |
| Net loans | | 6,676,136 | | 6,700,217 | | 6,659,521 | | 5,903,055 | | 5,946,565 |
| Interest and dividends receivable | | 43,803 | | 44,941 | | 44,041 | | 36,068 | | 30,219 |
| Bank premises and equipment, net | | 26,438 | | 27,498 | | 28,179 | | 25,766 | | 27,018 |
| Federal Home Loan Bank of New York stock | | 41,630 | | 41,498 | | 43,439 | | 57,119 | | 56,400 |
| Bank owned life insurance | | 183,715 | | 182,707 | | 181,710 | | 158,701 | | 157,779 |
| Goodwill | | 17,636 | | 17,636 | | 17,636 | | 16,127 | | 16,127 |
| Core deposit intangibles | | 2,859 | | 3,013 | | 3,172 | | — | | — |
| Right of use asset | | 51,972 | | 53,802 | | 50,743 | | 42,326 | | 38,303 |
| Other assets | | 89,850 | | 94,410 | | 84,759 | | 69,207 | | 72,182 |
|     Total assets | $ | 8,159,345 | $ | 8,159,184 | $ | 7,976,394 | $ | 7,063,056 | $ | 7,162,659 |
| | | | | | | | | | | |
| **LIABILITIES** | | | | | | | | | | |
| Deposits | $ | 6,298,790 | $ | 6,326,577 | $ | 6,090,733 | $ | 4,906,359 | $ | 5,049,874 |
| Mortgagors' escrow deposits | | 58,230 | | 74,348 | | 45,622 | | 57,136 | | 48,525 |
| Borrowed funds | | 971,827 | | 948,920 | | 1,020,895 | | 1,323,975 | | 1,305,187 |
| Operating lease liability | | 56,151 | | 58,080 | | 59,100 | | 49,737 | | 45,897 |
| Other liabilities | | 119,180 | | 112,058 | | 141,047 | | 139,443 | | 141,255 |
|     Total liabilities | | 7,504,178 | | 7,519,983 | | 7,357,397 | | 6,476,650 | | 6,590,738 |
| | | | | | | | | | | |
| **STOCKHOLDERS' EQUITY** | | | | | | | | | | |
| Preferred stock (5,000,000 shares authorized; none issued) | | — | | — | | — | | — | | — |
| Common stock ($0.01 par value; 100,000,000 shares authorized) | | 341 | | 341 | | 341 | | 315 | | 315 |
| Additional paid-in capital | | 260,958 | | 260,019 | | 261,533 | | 227,877 | | 226,901 |
| Treasury stock | | (65,335) | | (65,479) | | (69,400) | | (69,409) | | (69,436) |
| Retained earnings | | 467,620 | | 455,023 | | 442,789 | | 445,931 | | 437,663 |
| Accumulated other comprehensive loss, net of taxes | | (8,417) | | (10,703) | | (16,266) | | (18,308) | | (23,522) |
|     Total stockholders' equity | | 655,167 | | 639,201 | | 618,997 | | 586,406 | | 571,921 |
| | | | | | | | | | | |
|     Total liabilities and stockholders' equity | $ | 8,159,345 | $ | 8,159,184 | $ | 7,976,394 | $ | 7,063,056 | $ | 7,162,659 |
| | | | | | | | | | | |
| **(In thousands)** | | | | | | | | | | |
| Issued shares | | 34,088 | | 34,088 | | 34,088 | | 31,531 | | 31,531 |
| Outstanding shares | | 30,962 | | 30,954 | | 30,776 | | 28,218 | | 28,217 |
| Treasury shares | | 3,126 | | 3,133 | | 3,312 | | 3,312 | | 3,313 |

## FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES
## AVERAGE BALANCE SHEETS
### (Unaudited)

| (In thousands) | For the three months ended | | | | | For the six months ended | |
|---|---|---|---|---|---|---|---|
| | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 | June 30, 2021 | June 30, 2020 |
| **Interest-earning Assets:** | | | | | | | |
| Mortgage loans, net | $ 5,130,400 | $ 5,155,975 | $ 5,010,097 | $ 4,721,742 | $ 4,762,068 | $ 5,143,117 | $ 4,729,800 |
| Other loans, net | 1,556,488 | 1,544,501 | 1,365,419 | 1,182,309 | 1,184,344 | 1,550,527 | 1,140,840 |
| Total loans, net | 6,686,888 | 6,700,476 | 6,375,516 | 5,904,051 | 5,946,412 | 6,693,644 | 5,870,640 |
| Taxable securities: | | | | | | | |
| Mortgage-backed securities | 578,134 | 433,917 | 413,875 | 413,902 | 465,365 | 506,424 | 486,638 |
| Other securities | 232,020 | 300,828 | 266,663 | 243,754 | 243,867 | 266,234 | 243,796 |
| Total taxable securities | 810,154 | 734,745 | 680,538 | 657,656 | 709,232 | 772,658 | 730,434 |
| Tax-exempt securities: | | | | | | | |
| Other securities | 50,830 | 50,828 | 50,768 | 51,652 | 60,280 | 50,829 | 61,908 |
| Total tax-exempt securities | 50,830 | 50,828 | 50,768 | 51,652 | 60,280 | 50,829 | 61,908 |
| Interest-earning deposits and federal funds sold | 242,302 | 181,168 | 136,650 | 62,537 | 93,911 | 211,904 | 101,864 |
| Total interest-earning assets | 7,790,174 | 7,667,217 | 7,243,472 | 6,675,896 | 6,809,835 | 7,729,035 | 6,764,846 |
| Other assets | 473,379 | 480,497 | 461,935 | 407,132 | 396,224 | 476,919 | 391,683 |
| Total assets | $ 8,263,553 | $ 8,147,714 | $ 7,705,407 | $ 7,083,028 | $ 7,206,059 | $ 8,205,954 | $ 7,156,529 |
| | | | | | | | |
| **Interest-bearing Liabilities:** | | | | | | | |
| Deposits: | | | | | | | |
| Savings accounts | $ 153,113 | $ 170,079 | $ 163,382 | $ 160,100 | $ 188,587 | $ 161,549 | $ 191,307 |
| NOW accounts | 2,255,581 | 2,185,384 | 1,924,840 | 1,625,109 | 1,440,147 | 2,220,677 | 1,429,943 |
| Money market accounts | 2,043,257 | 1,905,543 | 1,507,245 | 1,461,996 | 1,580,652 | 1,974,781 | 1,639,217 |
| Certificate of deposit accounts | 1,043,985 | 1,102,641 | 1,113,293 | 1,106,355 | 1,185,842 | 1,073,151 | 1,226,544 |
| Total due to depositors | 5,495,936 | 5,363,647 | 4,708,760 | 4,353,560 | 4,395,228 | 5,430,158 | 4,487,011 |
| Mortgagors' escrow accounts | 91,545 | 65,372 | 75,005 | 55,868 | 87,058 | 78,531 | 76,281 |
| Total interest-bearing deposits | 5,587,481 | 5,429,019 | 4,783,765 | 4,409,428 | 4,482,286 | 5,508,689 | 4,563,292 |
| Borrowings | 945,410 | 1,048,852 | 1,385,809 | 1,322,471 | 1,430,488 | 996,845 | 1,369,058 |
| Total interest-bearing liabilities | 6,532,891 | 6,477,871 | 6,169,574 | 5,731,899 | 5,912,774 | 6,505,534 | 5,932,350 |
| Non interest-bearing demand deposits | 923,220 | 856,052 | 731,170 | 589,674 | 560,637 | 889,821 | 505,199 |
| Other liabilities | 162,752 | 194,144 | 195,200 | 184,943 | 175,234 | 178,361 | 151,974 |
| Total liabilities | 7,618,863 | 7,528,067 | 7,095,944 | 6,506,516 | 6,648,645 | 7,573,716 | 6,589,523 |
| Equity | 644,690 | 619,647 | 609,463 | 576,512 | 557,414 | 632,238 | 567,006 |
| Total liabilities and equity | $ 8,263,553 | $ 8,147,714 | $ 7,705,407 | $ 7,083,028 | $ 7,206,059 | $ 8,205,954 | $ 7,156,529 |
| | | | | | | | |
| Net interest-earning assets | $ 1,257,283 | $ 1,189,346 | $ 1,073,898 | $ 943,997 | $ 897,061 | $ 1,223,501 | $ 832,496 |

## FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES
## NET INTEREST INCOME AND NET INTEREST MARGIN
### (Unaudited)

| | For the three months ended | | | | | For the six months ended | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| (Dollars in thousands) | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 | June 30, 2021 | June 30, 2020 |
| **Interest Income:** | | | | | | | |
| Mortgage loans, net | $ 52,987 | $ 55,219 | $ 53,777 | $ 49,814 | $ 49,719 | $ 108,206 | $ 99,131 |
| Other loans, net | 15,012 | 13,802 | 12,343 | 10,553 | 10,838 | 28,814 | 22,535 |
| Total loans, net | 67,999 | 69,021 | 66,120 | 60,367 | 60,557 | 137,020 | 121,666 |
| Taxable securities: | | | | | | | |
| Mortgage-backed securities | 2,233 | 1,698 | 1,435 | 1,928 | 2,327 | 3,931 | 5,367 |
| Other securities | 1,037 | 963 | 957 | 1,166 | 1,358 | 2,000 | 3,055 |
| Total taxable securities | 3,270 | 2,661 | 2,392 | 3,094 | 3,685 | 5,931 | 8,422 |
| Tax-exempt securities: | | | | | | | |
| Other securities | 535 | 530 | 543 | 557 | 643 | 1,065 | 1,319 |
| Total tax-exempt securities | 535 | 530 | 543 | 557 | 643 | 1,065 | 1,319 |
| Interest-earning deposits and federal funds sold | 51 | 36 | 30 | 13 | 22 | 87 | 312 |
| Total interest-earning assets | 71,855 | 72,248 | 69,085 | 64,031 | 64,907 | 144,103 | 131,719 |
| **Interest Expense:** | | | | | | | |
| Deposits: | | | | | | | |
| Savings accounts | $ 66 | $ 75 | $ 75 | $ 65 | $ 74 | $ 141 | $ 355 |
| NOW accounts | 1,499 | 1,706 | 1,320 | 1,242 | 2,099 | 3,205 | 6,747 |
| Money market accounts | 2,060 | 2,100 | 2,010 | 2,108 | 3,208 | 4,160 | 10,250 |
| Certificate of deposit accounts | 1,913 | 2,222 | 3,065 | 3,700 | 4,564 | 4,135 | 11,331 |
| Total due to depositors | 5,538 | 6,103 | 6,470 | 7,115 | 9,945 | 11,641 | 28,683 |
| Mortgagors' escrow accounts | 1 | 2 | — | (22) | 26 | 3 | 66 |
| Total interest-bearing deposits | 5,539 | 6,105 | 6,470 | 7,093 | 9,971 | 11,644 | 28,749 |
| Borrowings | 5,164 | 5,140 | 6,769 | 6,897 | 6,084 | 10,304 | 13,150 |
| Total interest-bearing liabilities | 10,703 | 11,245 | 13,239 | 13,990 | 16,055 | 21,948 | 41,899 |
| Net interest income- tax equivalent | $ 61,152 | $ 61,003 | $ 55,846 | $ 50,041 | $ 48,852 | $ 122,155 | $ 89,820 |
| **Included in net interest income above:** | | | | | | | |
| Prepayment penalties received on loans and securities and net of reversals and recovered interest from non-accrual loans | $ 2,046 | $ 947 | $ 1,093 | $ 1,518 | $ 776 | $ 2,993 | $ 1,965 |
| Net gains/(losses) from fair value adjustments on qualifying hedges included in loan interest income | (664) | 1,427 | 1,023 | 230 | (365) | 763 | (2,438) |
| Purchase accounting adjustments | 565 | 922 | 11 | — | — | 1,487 | — |
| **Interest-earning Assets Yields:** | | | | | | | |
| Mortgage loans, net | 4.13 % | 4.28 % | 4.29 % | 4.22 % | 4.18 % | 4.21 % | 4.19 % |
| Other loans, net | 3.86 | 3.57 | 3.62 | 3.57 | 3.66 | 3.72 | 3.95 |
| Total loans, net | 4.07 | 4.12 | 4.15 | 4.09 | 4.07 | 4.09 | 4.14 |
| Taxable securities: | | | | | | | |
| Mortgage-backed securities | 1.54 | 1.57 | 1.39 | 1.86 | 2.00 | 1.55 | 2.21 |
| Other securities | 1.79 | 1.28 | 1.44 | 1.91 | 2.23 | 1.50 | 2.51 |
| Total taxable securities | 1.61 | 1.45 | 1.41 | 1.88 | 2.08 | 1.54 | 2.31 |
| Tax-exempt securities: [1] | | | | | | | |
| Other securities | 4.21 | 4.17 | 4.28 | 4.31 | 4.27 | 4.19 | 4.26 |
| Total tax-exempt securities | 4.21 | 4.17 | 4.28 | 4.31 | 4.27 | 4.19 | 4.26 |
| Interest-earning deposits and federal funds sold | 0.08 | 0.08 | 0.09 | 0.08 | 0.09 | 0.08 | 0.61 |
| Total interest-earning assets | 3.69 % | 3.77 % | 3.82 % | 3.84 % | 3.81 % | 3.73 % | 3.89 % |
| **Interest-bearing Liabilities Yields:** | | | | | | | |
| Deposits: | | | | | | | |
| Savings accounts | 0.17 % | 0.18 % | 0.18 % | 0.16 % | 0.16 % | 0.17 % | 0.37 % |
| NOW accounts | 0.27 | 0.31 | 0.27 | 0.31 | 0.58 | 0.29 | 0.94 |
| Money market accounts | 0.40 | 0.44 | 0.53 | 0.58 | 0.81 | 0.42 | 1.25 |
| Certificate of deposit accounts | 0.73 | 0.81 | 1.10 | 1.34 | 1.54 | 0.77 | 1.85 |
| Total due to depositors | 0.40 | 0.46 | 0.55 | 0.65 | 0.91 | 0.43 | 1.28 |
| Mortgagors' escrow accounts | — | 0.01 | — | (0.16) | 0.12 | 0.01 | 0.17 |
| Total interest-bearing deposits | 0.40 | 0.45 | 0.54 | 0.64 | 0.89 | 0.42 | 1.26 |
| Borrowings | 2.18 | 1.96 | 1.95 | 2.09 | 1.70 | 2.07 | 1.92 |
| Total interest-bearing liabilities | 0.66 % | 0.69 % | 0.86 % | 0.98 % | 1.09 % | 0.67 % | 1.41 % |
| Net interest rate spread (tax equivalent) | 3.03 % | 3.08 % | 2.96 % | 2.86 % | 2.72 % | 3.06 % | 2.48 % |
| Net interest margin (tax equivalent) | 3.14 % | 3.18 % | 3.08 % | 3.00 % | 2.87 % | 3.16 % | 2.66 % |
| Ratio of interest-earning assets to interest-bearing liabilities | 1.19 X | 1.18 X | 1.17 X | 1.16 X | 1.15 X | 1.19 X | 1.14 X |

[1] Yields are calculated on the tax equivalent basis using the statutory federal income tax rate of 21% for the periods presented.

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**DEPOSIT and LOAN COMPOSITION**
(Unaudited)

## Deposit Composition

| (Dollars in thousands) | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 | June 2021 vs. March 2021 % Change | June 2021 vs. June 2020 % Change |
|---|---|---|---|---|---|---|---|
| Non-interest bearing | $ 945,491 | $ 917,189 | $ 778,672 | $ 607,954 | $ 581,881 | 3.1 % | 62.5 % |
| Interest bearing: | | | | | | | |
|   Certificate of deposit accounts | 1,020,615 | 1,070,595 | 1,138,361 | 1,051,644 | 1,135,977 | (4.7) | (10.2) |
|   Savings accounts | 152,931 | 170,272 | 168,183 | 160,294 | 184,895 | (10.2) | (17.3) |
|   Money market accounts | 2,057,188 | 1,990,656 | 1,682,345 | 1,381,552 | 1,474,880 | 3.3 | 39.5 |
|   NOW accounts | 2,122,565 | 2,177,865 | 2,323,172 | 1,704,915 | 1,672,241 | (2.5) | 26.9 |
|     Total interest-bearing deposits | 5,353,299 | 5,409,388 | 5,312,061 | 4,298,405 | 4,467,993 | (1.0) | 19.8 |
|     Total deposits | $ 6,298,790 | $ 6,326,577 | $ 6,090,733 | $ 4,906,359 | $ 5,049,874 | (0.4)% | 24.7 % |

## Loan Composition

| (Dollars in thousands) | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 | June 2021 vs. March 2021 % Change | June 2021 vs. June 2020 % Change |
|---|---|---|---|---|---|---|---|
| Multi-family residential | $ 2,542,010 | $ 2,525,967 | $ 2,533,952 | $ 2,252,757 | $ 2,285,555 | 0.6 % | 11.2 % |
| Commercial real estate | 1,726,895 | 1,721,702 | 1,754,754 | 1,636,659 | 1,646,085 | 0.3 | 4.9 |
| One-to-four family — mixed-use property | 582,211 | 595,431 | 602,981 | 585,159 | 591,347 | (2.2) | (1.5) |
| One-to-four family — residential | 288,652 | 239,391 | 245,211 | 191,011 | 184,741 | 20.6 | 56.2 |
| Co-operative apartments | 7,883 | 7,965 | 8,051 | 8,132 | 8,423 | (1.0) | (6.4) |
| Construction | 62,802 | 61,528 | 83,322 | 63,567 | 69,433 | 2.1 | (9.6) |
| Mortgage Loans | 5,210,453 | 5,151,984 | 5,228,271 | 4,737,285 | 4,785,584 | 1.1 | 8.9 |
| | | | | | | | |
| Small Business Administration [1] | 215,158 | 267,120 | 167,376 | 124,649 | 106,813 | (19.5) | 101.4 |
| Taxi medallion | — | — | 2,757 | 2,317 | 3,269 | — | (100.0) |
| Commercial business and other | 1,291,526 | 1,326,657 | 1,303,225 | 1,063,429 | 1,073,623 | (2.6) | 20.3 |
| Non-mortgage loans | 1,506,684 | 1,593,777 | 1,473,358 | 1,190,395 | 1,183,705 | (5.5) | 27.3 |
| | | | | | | | |
| Net unamortized premiums and unearned loan fees [2] | 1,669 | (445) | 3,045 | 13,718 | 13,986 | (475.1) | (88.1) |
| Allowance for loan losses | (42,670) | (45,099) | (45,153) | (38,343) | (36,710) | (5.4) | 16.2 |
| Net loans | $ 6,676,136 | $ 6,700,217 | $ 6,659,521 | $ 5,903,055 | $ 5,946,565 | (0.4)% | 12.3 % |

[1] Includes $197.3 million, $251.0 million, $151.9 million, $111.6 million and $93.2 million of PPP loans at June 30, 2021, March, 31, 2021, December 31, 2020, September 30, 2020 and June 30, 2020, respectively.

[2] Includes $8.3 million, $10.5 million and $11.3 million of purchase accounting unamortized discount resulting from the acquisition of Empire Bancorp at June 30, 2021, March 31, 2021 and December 31, 2020, respectively.

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**LOAN CLOSINGS and RATES**
(Unaudited)

## Loan Closings

| (In thousands) | For the three months ended | | | | | For the six months ended | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 | June 30, 2021 | June 30, 2020 |
| Multi-family residential | $ 66,913 | $ 58,553 | $ 52,024 | $ 33,733 | $ 59,654 | $ 125,466 | $ 126,972 |
| Commercial real estate | 37,963 | 17,156 | 57,634 | 26,644 | 8,003 | 55,119 | 107,574 |
| One-to-four family – mixed-use property | 7,135 | 8,712 | 9,692 | 3,867 | 8,117 | 15,847 | 21,572 |
| One-to-four family – residential | 59,494 | 3,131 | 8,422 | 2,296 | 2,674 | 62,625 | 11,087 |
| Co-operative apartments | — | — | — | — | — | — | 704 |
| Construction | 5,281 | 7,123 | 6,869 | 5,420 | 2,821 | 12,404 | 9,570 |
| Mortgage Loans | 176,786 | 94,675 | 134,641 | 71,960 | 81,269 | 271,461 | 277,479 |
| Small Business Administration [1] | 17,585 | 125,093 | 598 | 18,456 | 93,241 | 142,678 | 93,298 |
| Commercial business and other | 130,036 | 103,118 | 180,787 | 65,160 | 59,287 | 233,154 | 161,735 |
| Non-mortgage Loans | 147,621 | 228,211 | 181,385 | 83,616 | 152,528 | 375,832 | 255,033 |
| Total | $ 324,407 | $ 322,886 | $ 316,026 | $ 155,576 | $ 233,797 | $ 647,293 | $ 532,512 |

[1] Includes $15.5 million, $123.2 million, $18.4 million and $93.2 million of PPP closings for the three months ended June 30, 2021, March 31, 2021, September 30, 2020, and June 30, 2020, respectively.

## Weighted Average Rate on Loan Closings

| Loan type | For the three months ended | | | | |
| --- | --- | --- | --- | --- | --- |
| | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 |
| Mortgage loans | 3.53 % | 3.47 % | 3.47 % | 3.56 % | 3.79 % |
| Non-mortgage loans | 3.23 | 2.26 | 3.37 | 2.81 | 1.99 |
| Total loans | 3.39 % | 2.62 % | 3.41 % | 3.16 % | 2.62 % |
| Excluding PPP loans | 3.51 % | 3.62 % | 3.41 % | 3.45 % | 3.71 % |

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**ASSET QUALITY**
(Unaudited)

## Allowance for Loan Losses

| (Dollars in thousands) | For the Three Months Ended | | | | | For the six months ended | |
|---|---|---|---|---|---|---|---|
| | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 | June 30, 2021 | June 30, 2020 |
| Allowance for loan losses | | | | | | | |
| Beginning balances | $ 45,099 | $ 45,153 | $ 38,343 | $ 36,710 | $ 28,098 | 45,153 | 21,751 |
| Adoption of Current Expected Credit Losses | — | — | — | — | — | — | 379 |
| Multi-family residential | — | 33 | (11) | (14) | (7) | $ 33 | $ (13) |
| Commercial real estate | — | 64 | — | — | — | 64 | — |
| One-to-four family – mixed-use property | 3 | 19 | — | (60) | 3 | 22 | (75) |
| One-to-four family – residential | (2) | (5) | (2) | (2) | (3) | (7) | (8) |
| Small Business Administration | (9) | (10) | (3) | (47) | 165 | (19) | 158 |
| Taxi medallion | (222) | 2,758 | 124 | 951 | — | 2,536 | — |
| Commercial business and other | 1,132 | 6 | 538 | 9 | 849 | 1,138 | 2,094 |
| Total net loan charge-offs | 902 | 2,865 | 646 | 837 | 1,007 | 3,767 | 2,156 |
| (Benefit) provision for loan losses | (1,527) | 2,811 | 3,357 | 2,470 | 9,619 | 1,284 | 16,736 |
| Allowance recorded at the time of Acquisition | — | — | 4,099 | — | — | — | — |
| Ending balance | $ 42,670 | $ 45,099 | $ 45,153 | $ 38,343 | $ 36,710 | $ 42,670 | $ 36,710 |
| Gross charge-offs | $ 1,186 | $ 2,922 | $ 752 | $ 964 | $ 1,030 | $ 4,108 | $ 2,289 |
| Gross recoveries | 284 | 57 | 106 | 127 | 23 | 341 | 133 |
| Allowance for loan losses to gross loans | 0.64 % | 0.67 % | 0.67 % | 0.65 % | 0.61 % | 0.64 % | 0.61 % |
| Net loan charge-offs to average loans | 0.05 | 0.17 | 0.04 | 0.06 | 0.07 | 0.11 | 0.07 |

## Non-Performing Assets

| (Dollars in thousands) | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 |
|---|---|---|---|---|---|
| **Loans 90 Days Or More Past Due and Still Accruing:** | | | | | |
| Multi-family residential | $ 201 | $ 201 | $ 201 | $ — | $ — |
| Commercial real estate | — | — | 2,547 | — | — |
| Construction | — | 2,381 | — | — | — |
| Commercial business and other | — | — | — | — | 150 |
| Total | 201 | 2,582 | 2,748 | — | 150 |
| **Non-accrual Loans:** | | | | | |
| Multi-family residential | 4,669 | 4,338 | 2,524 | 2,661 | 3,688 |
| Commercial real estate | 8 | 8 | 1,683 | 2,657 | 2,671 |
| One-to-four family - mixed-use property [1] | 2,309 | 2,355 | 1,366 | 1,366 | 2,511 |
| One-to-four family - residential | 6,940 | 7,335 | 5,854 | 6,454 | 6,412 |
| Small Business Administration | 976 | 1,151 | 1,151 | 1,151 | 1,321 |
| Taxi medallion [1] | — | — | 2,317 | 2,218 | 1,757 |
| Commercial business and other [1] | 2,489 | 3,417 | 3,430 | 8,285 | 1,678 |
| Total | 17,391 | 18,604 | 18,325 | 24,792 | 20,038 |
| **Total Non-performing Loans (NPLs)** | 17,592 | 21,186 | 21,073 | 24,792 | 20,188 |
| **Other Non-performing Assets:** | | | | | |
| Real estate acquired through foreclosure | — | — | — | — | 208 |
| Other asset acquired through foreclosure | — | 35 | 35 | 35 | 35 |
| Total | — | 35 | 35 | 35 | 243 |
| **Total Non-performing Assets** | $ 17,592 | $ 21,221 | $ 21,108 | $ 24,827 | $ 20,431 |
| **Non-performing Assets to Total Assets** | 0.22 % | 0.26 % | 0.26 % | 0.35 % | 0.29 % |
| **Allowance For Loan Losses to NPLs** | 242.6 % | 212.9 % | 214.3 % | 154.7 % | 181.8 % |

[1] Not included in the above analysis are non-accrual performing TDR one-to-four family mixed use property loans totaling $0.3 million each in 2Q21, 1Q21, 4Q20, and 3Q20; non-accrual performing TDR taxi medallion loans totaling $0.4 million in 4Q20, $0.1 million in 3Q20, and $1.5 million in 2Q20, and non-accrual performing TDR commercial business loans totaling $2.2 million each in 2Q21, 1Q21, and 4Q20, respectively; $1.0 million each in 3Q20 and 2Q20, respectively.

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**RECONCILIATION OF GAAP EARNINGS and CORE EARNINGS**

***Non-cash Fair Value Adjustments to GAAP Earnings***

The variance in GAAP and core earnings is partly driven by the impact of non-cash net gains and losses from fair value adjustments. These fair value adjustments relate primarily to swaps designated to protect against rising rates and borrowing carried at fair value under the fair value option. As the swaps get closer to maturity, the volatility in fair value adjustments will dissipate. In a declining interest rate environment, the movement in the curve exaggerates our mark-to-market loss position. In a rising interest rate environment or a steepening of the yield curve, the loss position would experience an improvement.

Core Net Income, Core Diluted EPS, Core ROAE, Core ROAA, Pre-provision Pre-tax Net Revenue, Core Net Interest Income FTE, Core Net Interest Margin FTE, Base Net Interest Income FTE, Base Net Interest Margin FTE, Core Interest Income and Yield on Total Loans, Base Interest Income and Yield on Total Loans, Core Non-interest Income, Core Non-interest Expense and Tangible Book Value per common share are each non-GAAP measures used in this release. A reconciliation to the most directly comparable GAAP financial measures appears below in tabular form. The Company believes that these measures are useful for both investors and management to understand the effects of certain interest and non-interest items and provide an alternative view of the Company's performance over time and in comparison to the Company's competitors. These measures should not be viewed as a substitute for net income. The Company believes that tangible book value per common share is useful for both investors and management as these are measures commonly used by financial institutions, regulators and investors to measure the capital adequacy of financial institutions. The Company believes these measures facilitate comparison of the quality and composition of the Company's capital over time and in comparison to its competitors. These measures should not be viewed as a substitute for total shareholders' equity.

These non-GAAP measures have inherent limitations, are not required to be uniformly applied and are not audited. They should not be considered in isolation or as a substitute for analysis of results reported under GAAP. These non-GAAP measures may not be comparable to similarly titled measures reported by other companies.

**FFIC FLUSHING**
Financial Corporation

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**RECONCILIATION OF GAAP EARNINGS and CORE EARNINGS**
(Unaudited)

| | Three Months Ended | | | | | Six Months Ended | |
|---|---|---|---|---|---|---|---|
| | June 30, | March 31, | December 31, | September 30, | June 30, | June 30, | June 30, |
| (Dollars In thousands, except per share data) | 2021 | 2021 | 2020 | 2020 | 2020 | 2021 | 2020 |
| GAAP income before income taxes | $ 25,416 | $ 26,224 | $ 3,878 | $ 18,820 | $ 24,080 | $ 51,640 | $ 22,484 |
| Day 1, Provision for Credit Losses - Empire transaction (Provision for credit losses) | — | — | 1,818 | — | — | — | — |
| Net (gain) loss from fair value adjustments (Non-interest income (loss)) | 6,548 | (982) | 4,129 | 2,225 | (10,205) | 5,566 | (4,212) |
| Net (gain) loss on sale of securities (Non-interest income (loss)) | (123) | — | 610 | — | 54 | (123) | 91 |
| Life insurance proceeds (Non-interest income (loss)) | — | — | — | — | (659) | — | (659) |
| Net gain on disposition of assets (Non-interest income (loss)) | — | (621) | — | — | — | (621) | — |
| Net (gain) loss from fair value adjustments on qualifying hedges (Interest and fees on loans) | 664 | (1,427) | (1,023) | (230) | 365 | (763) | 2,438 |
| Prepayment penalty on borrowings (Non-interest expense) | — | — | 7,834 | — | — | — | — |
| Net amortization of purchase accounting adjustments (Various) | (418) | (789) | 80 | — | — | (1,207) | — |
| Merger (benefit) expense (Various) | (490) | 973 | 5,349 | 422 | 194 | 483 | 1,123 |
| Core income before taxes | 31,597 | 23,378 | 22,675 | 21,237 | 13,829 | 54,975 | 21,265 |
| Provision for income taxes for core income | 8,603 | 6,405 | 4,891 | 5,069 | 3,532 | 15,008 | 5,468 |
| Core net income | $ 22,994 | $ 16,973 | $ 17,784 | $ 16,168 | $ 10,297 | $ 39,967 | $ 15,797 |
| GAAP diluted earnings per common share | $ 0.61 | $ 0.60 | $ 0.11 | $ 0.50 | $ 0.63 | $ 1.21 | $ 0.58 |
| Day 1, Provision for Credit Losses - Empire transaction, net of tax | — | — | 0.05 | — | — | — | — |
| Net (gain) loss from fair value adjustments, net of tax | 0.15 | (0.02) | 0.11 | 0.06 | (0.27) | 0.13 | (0.11) |
| Net loss on sale of securities, net of tax | — | — | 0.02 | — | — | — | — |
| Life insurance proceeds | — | — | — | — | (0.02) | — | (0.02) |
| Net gain on disposition of assets, net of tax | — | (0.01) | — | — | — | (0.01) | — |
| Net (gain) loss from fair value adjustments on qualifying hedges, net of tax | 0.02 | (0.03) | (0.03) | (0.01) | 0.01 | (0.02) | 0.06 |
| Prepayment penalty on borrowings, net of tax | — | — | 0.20 | — | — | — | — |
| Net amortization of purchase accounting adjustments, net of tax | (0.01) | (0.02) | — | — | — | (0.03) | — |
| Merger (benefit) expense, net of tax | (0.01) | 0.02 | 0.14 | 0.01 | 0.01 | 0.01 | 0.03 |
| NYS tax change | (0.02) | — | — | — | — | (0.02) | — |
| Core diluted earnings per common share[1] | $ 0.73 | $ 0.54 | $ 0.58 | $ 0.56 | $ 0.36 | $ 1.26 | $ 0.55 |
| Core net income, as calculated above | $ 22,994 | $ 16,973 | $ 17,784 | $ 16,168 | $ 10,297 | $ 39,967 | $ 15,797 |
| Average assets | 8,263,553 | 8,147,714 | 7,705,407 | 7,083,028 | 7,206,059 | 8,205,954 | 7,156,529 |
| Average equity | 644,690 | 619,647 | 609,463 | 576,512 | 557,414 | 632,238 | 567,006 |
| Core return on average assets[2] | 1.11 % | 0.83 % | 0.92 % | 0.91 % | 0.57 % | 0.97 % | 0.44 % |
| Core return on average equity[2] | 14.27 % | 10.96 % | 11.67 % | 11.22 % | 7.39 % | 12.64 % | 5.57 % |

[1] Core diluted earnings per common share may not foot due to rounding.
[2] Ratios are calculated on an annualized basis.

**FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES**
**RECONCILIATION OF GAAP REVENUE and PRE-PROVISION**
**PRE-TAX NET REVENUE**
(Unaudited)

| | | | Three Months Ended | | | | | | Six Months Ended | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| (Dollars In thousands) | June 30, 2021 | | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 | | June 30, 2021 | | June 30, 2020 |
| GAAP Net interest income | $ | 61,039 | $ 60,892 | $ 55,732 | $ 49,924 | $ 48,717 | $ | 121,931 | $ | 89,543 |
| Net (gain) loss from fair value adjustments on qualifying hedges | | 664 | (1,427) | (1,023) | (230) | 365 | | (763) | | 2,438 |
| Net amortization of purchase accounting adjustments | | (565) | (922) | (11) | — | — | | (1,487) | | — |
| Core Net interest income | $ | 61,138 | $ 58,543 | $ 54,698 | $ 49,694 | $ 49,082 | $ | 119,681 | $ | 91,981 |
| | | | | | | | | | | |
| GAAP Non-interest income (loss) | $ | (3,210) | $ 6,311 | $ (1,181) | $ 1,351 | $ 13,737 | $ | 3,101 | $ | 10,873 |
| Net (gain) loss from fair value adjustments | | 6,548 | (982) | 4,129 | 2,225 | (10,205) | | 5,566 | | (4,212) |
| Net loss on sale of securities | | (123) | — | 610 | — | 54 | | (123) | | 91 |
| Life insurance proceeds | | — | — | — | — | (659) | | — | | (659) |
| Net gain on sale of assets | | — | (621) | — | — | — | | (621) | | — |
| Core Non-interest income | $ | 3,215 | $ 4,708 | $ 3,558 | $ 3,576 | $ 2,927 | $ | 7,923 | $ | 6,093 |
| | | | | | | | | | | |
| GAAP Non-interest expense | $ | 34,011 | $ 38,159 | $ 46,811 | $ 29,985 | $ 28,755 | $ | 72,170 | $ | 61,135 |
| Prepayment penalty on borrowings | | — | — | (7,834) | — | — | | — | | — |
| Net amortization of purchase accounting adjustments | | (147) | (133) | (91) | — | — | | (280) | | — |
| Merger (benefit) expense | | 490 | (973) | (5,349) | (422) | (194) | | (483) | | (1,123) |
| Core Non-interest expense | $ | 34,354 | $ 37,053 | $ 33,537 | $ 29,563 | $ 28,561 | $ | 71,407 | $ | 60,012 |
| | | | | | | | | | | |
| Net interest income | $ | 61,039 | $ 60,892 | $ 55,732 | $ 49,924 | $ 48,717 | $ | 121,931 | $ | 89,543 |
| Non-interest income (loss) | | (3,210) | 6,311 | (1,181) | 1,351 | 13,737 | | 3,101 | | 10,873 |
| Non-interest expense | | (34,011) | (38,159) | (46,811) | (29,985) | (28,755) | | (72,170) | | (61,135) |
| Pre-provision pre-tax net revenue | $ | 23,818 | $ 29,044 | $ 7,740 | $ 21,290 | $ 33,699 | $ | 52,862 | $ | 39,281 |
| | | | | | | | | | | |
| Core: | | | | | | | | | | |
| Net interest income | $ | 61,138 | $ 58,543 | $ 54,698 | $ 49,694 | $ 49,082 | $ | 119,681 | $ | 91,981 |
| Non-interest income | | 3,215 | 4,708 | 3,558 | 3,576 | 2,927 | | 7,923 | | 6,093 |
| Non-interest expense | | (34,354) | (37,053) | (33,537) | (29,563) | (28,561) | | (71,407) | | (60,012) |
| Pre-provision pre-tax net revenue | $ | 29,999 | $ 26,198 | $ 24,719 | $ 23,707 | $ 23,448 | $ | 56,197 | $ | 38,062 |
| Efficiency Ratio | | 53.4 % | 58.6 % | 57.6 % | 55.4 % | 54.9 % | | 56.0 % | | 61.2 % |

## FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES
### RECONCILIATION OF GAAP NET INTEREST INCOME and NET INTEREST MARGIN
### to CORE and BASE NET INTEREST INCOME
(Unaudited)

| | Three Months Ended | | | | | Six Months Ended | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| (Dollars In thousands) | June 30, 2021 | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 | June 30, 2021 | June 30, 2020 |
| GAAP net interest income | $ 61,039 | $ 60,892 | $ 55,732 | $ 49,924 | $ 48,717 | $ 121,931 | $ 89,543 |
| Net (gain) loss from fair value adjustments on qualifying hedges | 664 | (1,427) | (1,023) | (230) | 365 | (763) | 2,438 |
| Net amortization of purchase accounting adjustments | (565) | (922) | (11) | — | — | (1,487) | — |
| Tax equivalent adjustment | 113 | 111 | 114 | 117 | 135 | 224 | 277 |
| Core net interest income FTE | $ 61,251 | $ 58,654 | $ 54,812 | $ 49,811 | $ 49,217 | $ 119,905 | $ 92,258 |
| Prepayment penalties received on loans, net of reversals and recoveries of interest from non-accrual loans | (2,046) | (947) | (1,093) | (1,518) | (776) | (2,993) | (1,965) |
| Base net interest income FTE | $ 59,205 | $ 57,707 | $ 53,719 | $ 48,293 | $ 48,441 | $ 116,912 | $ 90,293 |
| | | | | | | | |
| Total average interest-earning assets [1] | $ 7,799,176 | $ 7,676,833 | $ 7,245,147 | $ 6,675,896 | $ 6,809,835 | $ 7,738,344 | $ 6,764,846 |
| Core net interest margin FTE | 3.14 % | 3.06 % | 3.03 % | 2.98 % | 2.89 % | 3.10 % | 2.73 % |
| Base net interest margin FTE | 3.04 % | 3.01 % | 2.97 % | 2.89 % | 2.85 % | 3.02 % | 2.67 % |
| | | | | | | | |
| GAAP interest income on total loans, net | $ 67,999 | $ 69,021 | $ 66,120 | $ 60,367 | $ 60,557 | $ 137,020 | $ 121,666 |
| Net (gain) loss from fair value adjustments on qualifying hedges | 664 | (1,427) | (1,023) | (230) | 365 | (763) | 2,438 |
| Net amortization of purchase accounting adjustments | (624) | (728) | (356) | — | — | (1,352) | — |
| Core interest income on total loans, net | $ 68,039 | $ 66,866 | $ 64,741 | $ 60,137 | $ 60,922 | $ 134,905 | $ 124,104 |
| Prepayment penalties received on loans, net of reversals and recoveries of interest from non-accrual loans | (2,046) | (947) | (1,093) | (1,443) | (776) | (2,993) | (1,965) |
| Base interest income on total loans, net | $ 65,993 | $ 65,919 | $ 63,648 | $ 58,694 | $ 60,146 | $ 131,912 | $ 122,139 |
| | | | | | | | |
| Average total loans, net [1] | $ 6,697,103 | $ 6,711,446 | $ 6,379,429 | $ 5,904,051 | $ 5,946,412 | $ 6,704,237 | $ 5,870,640 |
| Core yield on total loans | 4.06 % | 3.99 % | 4.06 % | 4.07 % | 4.10 % | 4.02 % | 4.23 % |
| Base yield on total loans | 3.94 % | 3.93 % | 3.99 % | 3.98 % | 4.05 % | 3.94 % | 4.16 % |

[1] Excludes purchase accounting average balances for three months ended June 30, 2021, March 31, 2021, and December 31, 2020.

## FLUSHING FINANCIAL CORPORATION and SUBSIDIARIES
## CALCULATION OF TANGIBLE STOCKHOLDERS'
## COMMON EQUITY to TANGIBLE ASSETS
(Unaudited)

| (Dollars in thousands) | June 30, 2021 | | March 31, 2021 | | December 31, 2020 | | September 30, 2020 | | June 30, 2020 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Total Equity | $ | 655,167 | $ | 639,201 | $ | 618,997 | $ | 586,406 | $ | 571,921 |
| Less: | | | | | | | | | | |
| Goodwill | | (17,636) | | (17,636) | | (17,636) | | (16,127) | | (16,127) |
| Core deposit Intangibles | | (2,859) | | (3,013) | | (3,172) | | — | | — |
| Intangible deferred tax liabilities | | 287 | | 287 | | 287 | | 292 | | 292 |
| Tangible Stockholders' Common Equity | $ | 634,959 | $ | 618,839 | $ | 598,476 | $ | 570,571 | $ | 556,086 |
| | | | | | | | | | | |
| Total Assets | $ | 8,159,345 | $ | 8,159,184 | $ | 7,976,394 | $ | 7,063,056 | $ | 7,162,659 |
| Less: | | | | | | | | | | |
| Goodwill | | (17,636) | | (17,636) | | (17,636) | | (16,127) | | (16,127) |
| Core deposit Intangibles | | (2,859) | | (3,013) | | (3,172) | | — | | — |
| Intangible deferred tax liabilities | | 287 | | 287 | | 287 | | 292 | | 292 |
| Tangible Assets | $ | 8,139,137 | $ | 8,138,822 | $ | 7,955,873 | $ | 7,047,221 | $ | 7,146,824 |
| | | | | | | | | | | |
| Tangible Stockholders' Common Equity to Tangible Assets | | 7.80 % | | 7.60 % | | 7.52 % | | 8.10 % | | 7.78 % |